NO ACT

PE
12-15-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008389

DIVISION OF
CORPORATION FINANCE

February 3, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-3-16

Re: General Electric Company
Incoming letter dated December 15, 2015

Dear Mr. Mueller:

This is in response to your letter dated December 15, 2015 concerning the shareholder proposal submitted to GE by the Sisters of St. Dominic of Caldwell, NJ; the Sisters of St. Francis of Philadelphia; the School Sisters of Notre Dame Cooperative Investment Fund; the Dominican Sisters of Hope; the Ursuline Sisters of Tildonk, U.S. Province; the Benedictine Sisters of Virginia; the American Baptist Home Mission Society; the New York State Common Retirement Fund; Miller/Howard Investments, Inc. on behalf of Lowell Miller; and Mercy Investment Services, Inc. We also have received a letter on behalf of the Sisters of St. Dominic of Caldwell, NJ; the Sisters of St. Francis of Philadelphia; the School Sisters of Notre Dame Cooperative Investment Fund; the Dominican Sisters of Hope; the Ursuline Sisters of Tildonk, U.S. Province; the Benedictine Sisters of Virginia; the American Baptist Home Mission Society and Mercy Investment Services, Inc. dated January 24, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Mary Beth Gallagher
Sisters of St. Dominic of Caldwell, NJ
mbgallagher@tricri.org

Paul M. Neuhauser
pmneuhauser@aol.com

February 3, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 15, 2015

The proposal requests that the company undertake an independent evaluation and prepare an independent report demonstrating that the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations. In this regard, we note that the company is presently involved in litigation relating to the subject matter of the proposal. Proposals that would affect the conduct of ongoing litigation to which the company is a party are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 24, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to General Electric Company

Dear Sir/Madam:

I have been asked by the Sisters of St. Dominic of Caldwell, N.J., the Sisters of St. Francis of Philadelphia, the School Sisters of Notre Dame Cooperative Investment Fund, the Dominican Sisters of Hope, the Ursuline Sisters of Tildonk (U.S. Province), the Benedictine Sisters of Virginia, Inc., Mercy Investment Services, Inc. and the American Baptist Home Mission Society (hereinafter referred to jointly as the "Proponents"), each of which is the beneficial owner of shares of common stock of General Electric Company (hereinafter referred to either as "GE" or the "Company"), and who have jointly submitted a shareholder proposal to GE, to respond to the letter dated December 15, 2015, sent to the Securities & Exchange Commission by the Company, in which GE contends that the Proponents' shareholder proposal may be excluded from the Company's year 2016 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in GE's year 2016 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to assess possible liabilities arising from its discharge of PCBs into the Hudson River.

RULE 14a-8(i)(7)

The Staff has long opined that shareholder proposals related to serious environmental hazards, such as PCB contamination, raise such significant policy issues that they are not excludable under 14a-8(i)(7). See, e.g., *Occidental Petroleum Corp*. (March 30, 1981). The Staff specifically applied this principle to the discharge of PCBs into the Hudson River by GE in *General Electric Company* (February 2, 2004). The shareholder proposal that was the subject of the latter letter requested GE, inter alia, to report "on attorney's fees [and] expert fees" relating to the "environmental consequences" of its PCB contamination.

Once again GE is attempting to exclude a shareholder proposal concerning its PCB contamination of the Hudson under 14a-(i)(7), this time because it relates to its "litigation strategy". This argument is devoid of merit.

First of all, merely because a shareholder proposal addresses a matter that is or may be in litigation, the proposal is not excludable under the rubric that it impacts the registrant's litigation strategy. For example, in *R.J. Reynolds Holdings, Inc.* (March 7, 2002) the shareholder proposal requested the registrant to include on its cigarette packages "information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand, and what detriment to life-expectancy the consumer may expect to incur from regular use of the product as well as the health hazards for others, especially children, connected with environmental tobacco smoke." The registrant claimed that the proposal would interfere with its litigation strategy "in thousands of pending legal actions, proceedings and claims involving the Company", including 1600 claiming that lung cancer and other diseases had resulted from use of its products, and various actions initiated or contemplated by it to contest governmental regulations. Nevertheless, the registrant's request for no-action relief was denied.

In a letter that is analytically identical to the instant situation the Staff refused to grant no-action relief in *American International Group, Inc.* (March 14, 2005). There, the proponent had submitted a shareholder proposal requesting that the registrant prepare a report "examining the Company's sales practices", including such matters as commissions and "bid rigging and price fixing". AIG argued that it "currently is involved in various legal actions relating to these matters", citing two cases by name. It further argued, in its second letter, that a "report on <u>findings</u> related to on-going litigation would interfere significantly with the Company's current litigation strategy in these actions" and that its "litigation strategy would be compromised in a variety of ways by the public disclosure of both <u>findings</u> (which could result in the compelled disclosure of otherwise privileged information) or <u>recommendations</u> (which could be used against the Company as admissions of fault)." Although these are exactly the reasons advanced by GE for invocation of the litigation strategy exclusion, the Staff denied AIG no-action relief. In the instant case, the Proponents similarly ask for findings and recommendations concerning the matters at issue in the litigation, and GE's request for no-action relief should equally be denied.

Similarly, in *Dow Chemical Company* (February 11, 2004) the proponent's shareholder proposal requested that Dow report on new initiatives to address the health and environmental concerns of the survivors of the chemical explosion at Bhopal, India, that had occurred several years before. The registrant's responsibility for the health of the survivors and for the environmental damage was the subject of ongoing lawsuits in both India and the United States. Dow argued that "any obligation to undertake new initiatives . . . goes to the very essence" of the pending lawsuits and that "the Proposal asks the Company to effect an action that is precisely what [Dow] is arguing in the pending litigation that it has no obligation to do". The registrant further asserted that "the Proposal recommends that the Company facilitate the goals of the plaintiffs in the lawsuit at the same time that [Dow]is arguing in the pending litigation that it has no obligation to do so." Although this is essentially what GE is arguing in the instant case, the Staff denied Dow's no-action letter request.

Equally telling was the denial of no-action relief in *Chevron Corporation* (February28, 2006). The shareholder proposal involved in that letter was motivated by the ongoing litigation in Ecuador and the United States over pollution caused by oil drilling in Ecuador. That litigation became (it is still continuing) a cause celeb among environmentalists and the entire whereas clause and supporting statement was devoted exclusively to describing that litigation and its background. The proposal itself asked for detailed information about attorney fees and expert's fees in connection with litigation and controversy. Proposals making similar requests for information about attorney's fees were upheld in *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000) and *UST Inc.* (Mach13, 2000) despite widespread tobacco litigation.

Thus, the mere fact that some matter is also the subject of litigation does not prevent that matter from being a significant policy issue for the corporation and its shareholders. A different question arises if a shareholder proposal attempts to deal not with the underlying substantive policy issue, but rather with the *manner* in which the corporation conducts its litigation. That would be a matter of ordinary business for the management to control. But the mere fact that there is also litigation which is related to the basic policy issues raised by a shareholder proposal should not give the registrant a "get out of jail free" card by automatically barring such a shareholder proposal.

Indeed, even when a proposal requests a review of litigation strategy it may still appear on the registrant's proxy statement. *Citigroup, Inc.* (February 15, 2013). Moreover, in *Roper Industries, Inc.* (March 29, 2012) no-action relief was denied despite the fact that the proposal concerned the courts in which lawsuits could be brought against the registrant. In *JPMorgan Chase & Co.* (March 14, 2011) although the shareholder proposal requested the registrant to develop policies on loan modifications at a time when there were "numerous putative class action lawsuits . . . asserting claims related to the Company's loan modification and foreclosure practices" as well as governmental investigations on these topics, the registrant's request for no-action relief was denied. So, too, in *Cabot Oil & Gas Corporation* (January 28, 2010) a proposal for the registrant to report on the environmental impact of its fracturing operations and the financial risks arising therefrom could not be excluded despite the fact that the registrant had been sued over the environmental impact of its fracturing operations

There are numerous other instances in which the Staff has denied no-action relief when the registrant was engaged in litigation about the actions which underlay the shareholder's proposal. See *Lorillard, Inc.* (March 3, 2014) (proposal called for the registrant to prepare materials "informing tobacco users of the health consequences of smoking our products" at a time when the registrant was a defendant in 6,871 cases alleging product liability from cigarettes and the registrant claimed that the proposal was "in direct contradiction to the positions" it was taking "in pending litigation and will take in future litigation". In *Wal-Mart Stores, Inc.* (March 17, 2003) the proposal requested the disclosure of data that the registrant had claimed, in a class action, was confidential and not subject to disclosure. In *Sprint Corporation* (February 18, 2003) no-action relief was denied even though the registrant maintained that all of the information requested were "matters that go to the central issues in the Shareholder Lawsuit". See also *Bristol-Myers Squibb Company* (February 21, 2000).

In addition, to the extent that the Company's argument is premised on possible future litigation concerning possible NRD claims, the Company's position falls outside the scope of the "litigation strategy" exclusion since that exclusion apples only to pending litigation, not to inchoate future possible litigation. *E.I. du Pont De Nemours and Company* (March 3, 2000).

For the foregoing reasons, GE has failed in its burden of proof with respect to its claim that the Proponents' shareholder proposal can be excluded under the "litigation strategy" theory.

The Company's "legal compliance" argument is even weaker since the Proposal does not request legal compliance, but is rather concerned with remediation after a failure to comply with legal requirements.

RULE 14a-8(i)(3)

The Proponents' shareholder proposal is neither vague nor misleading. The Company alleges three instances of vagueness. None has even a scintilla of merit.

First it claims that "all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges" is vague. With one alleged exception, to be discussed in the next paragraph, there is no apparent ambiguity in the quoted words. In common parlance "all" means all. Liability means liability. PCBs and NRD are terms defined in the proposal itself.

The alleged exception is simply made up out of whole cloth. GE maintains that there is an alternative reading to the plain words of the proposal, a reading that has no basis whatever in either the text of the proposal or in its context. The Company says that "it is reasonable to assume that PCBs may not be the only contaminant of concern". On the contrary, it is unreasonable to make such an "assumption" about a proposal that explicitly and exclusively talks about PCBs.

The Company's contentions get even weaker, if possible. Any grade school child who has even a modicum of exposure to grammatical construction would laugh at GE's argument. "Them", grammatically, can refer back only to "all potential sources of liability". It cannot possibly refer to "PCB discharges" since that phrase is solely part of a modification of the phrase "all potential sources of liability", defining which liabilities are being talked about. Furthermore, "all possible liability from NRD claims for PCB discharges" cannot possibly have the meaning hypothesized by the Company in light of the fact that GE has omitted the word immediately before the allegedly ambiguous phrase, namely the word "including". Thus, "them" cannot possibly refer to any words contained in a phase that is set off by commas and begins with the word "including". There can be no ambiguity about that. Furthermore, reading the Proposal as a whole, including the final Whereas clause, it is clear that the proposal addresses potential financial liabilities.

Finally, there is no ambiguity in the plain meaning of a request to "assess' potential sources of liability.

For the foregoing reasons, the Company has failed to establish that the Proponents' shareholder proposal is either vague or misleading in violation of Rule 14a-9.

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Ronald O. Mueller
Mary Beth Gallagher
All proponents
Josh Zinner
Patrick Doherty

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 15, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of the Sisters of St. Dominic of Caldwell, NJ, the Sisters of St. Francis of Philadelphia, the School Sisters of Notre Dame Cooperative Investment Fund, the Dominican Sisters of Hope, the Ursuline Sisters of Tildonk, U.S. Province, the Benedictine Sisters of Virginia, the American Baptist Home Mission Society, Comptroller of the State of New York, Lowell Miller and Mercy Investment Services, Inc., Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2016 Proxy Materials") for its 2016 Annual Meeting of Shareowners (the "2016 Annual Meeting") a shareowner proposal (the "Proposal") and statements in support thereof received from the Sisters of St. Dominic of Caldwell, NJ, the Sisters of St. Francis of Philadelphia, the School Sisters of Notre Dame Cooperative Investment Fund, the Dominican Sisters of Hope, the Ursuline Sisters of Tildonk, U.S. Province, the Benedictine Sisters of Virginia, the American Baptist Home Mission Society, Comptroller of the State of New York, Lowell Miller and Mercy Investment Services, Inc. (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL AND PORTIONS OF THE SUPPORTING STATEMENTS

The Proposal and relevant portion of the statements in support are as follows:

> WHEREAS, from 1947 – 1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River;
>
> The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes liability for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment; and (2) restoration and compensation costs for damaged natural resources (NRD);
>
> WHEREAS, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments . . . ;
>
> WHEREAS . . . GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;
>
> RESOLVED, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

A copy of the Proposal, the supporting statements and related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, specifically the Company's litigation strategy and the Company's legal compliance Program; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareowner proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." As relevant here, one of the central considerations that the Commission identified as underlying this policy is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Proposal relates to the Company's ordinary business operations as it requests a report on information regarding the Company's litigation strategy and implicates the Company's general legal compliance program.

A. The Proposal Relates To The Ordinary Business Matter Of The Company's Litigation Strategy

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of shareowner proposals that implicate and seek to oversee a company's ordinary business operations, including when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a company is then involved. *See, e.g., Johnson & Johnson* (avail. Feb. 14, 2012) (concurring with the exclusion, as relating to litigation strategy, of a proposal where the company was litigating several thousand cases involving claims that individuals had been injured by the company's drug LEVAQUIN®, and the proposal requested that the company report on any new initiatives instituted by management to address the "health and social welfare concerns of people harmed by adverse effects from Levaquin"); *Reynolds American Inc.* (avail. Mar. 7, 2007) (concurring with the exclusion, as relating to litigation strategy, of a proposal requesting that the company provide information on the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke free, where the company was currently litigating six separate cases alleging injury as a result of exposure to secondhand smoke and a principal issue concerned the health hazards of secondhand smoke); *AT&T Inc.* (avail. Feb. 9, 2007) (concurring with the exclusion, as relating to litigation strategy, of a proposal requesting that the company issue a report containing specified information regarding the alleged disclosure of customer records to governmental agencies, while the company was a defendant in multiple pending lawsuits alleging unlawful acts by the company in relation to such disclosures); *Reynolds American Inc.* (avail. Feb. 10, 2006) (concurring with the exclusion, as relating to litigation strategy, of a proposal requesting that the company notify African-Americans of the unique health hazards to them associated with smoking menthol cigarettes, where the company noted that undertaking such a campaign would be inconsistent with positions it was taking in denying such health hazards as defendant in a lawsuit alleging that the use of menthol cigarettes by the African-American community poses unique health risks to this community).

Based on the foregoing and other similar precedent, the Proposal properly may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal asks for a report assessing all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims, and thereby involves the same subject matter as, and implicates the Company's litigation strategy in, pending lawsuits involving the Company. Specifically, the report requested by the Proposal would adversely affect the Company's litigation strategy in a number of pending lawsuits and anticipated claims relating to the extent of the Company's liability from the alleged past release of PCBs into the Hudson River. For example, in *Village of Stillwater v. General Electric Company*, initially filed in February 2009 in the United States District Court for the Northern District of New York (case no. 1:09-cv-00228), the plaintiffs have named the Company as a defendant and allege that the Company's release of PCBs into the Hudson River has contaminated the plaintiffs' property and drinking water supplies, asserting numerous causes of action against the Company, including claims of strict liability under federal Superfund law, 42 U.S.C. § 9601 *et seq.*, as well as liability under state law. The allegations that underlie these claims are the same subject matter as that of the Proposal; specifically, whether and the extent to which there may be liability for the alleged release of PCBs into the Hudson River and potential impacts of those releases to groundwater and other natural resources. To date, there has been no final judgment against the Company in this matter. The Company has claimed, among other things, that its release of PCBs to the river has not caused an injury to groundwater or other natural resources, and that any actions taken by the plaintiffs in response to the PCBs were not necessary and therefore did not create recoverable response costs. In addition to the *Stillwater* matter, four other matters related to the Company's use of PCBs and potential releases to the environment in or around the Hudson River are currently pending or have been threatened. By requesting that the Company issue a report that demonstrates that it has assessed all possible liability related to PCB discharges in the Hudson, the Proposal requests that the Company set forth a roadmap to plaintiffs (and potential plaintiffs whom the Proposal recognizes may bring "further post-remedial claims") on potential theories of liability.

The Hudson River natural resources trustees have also announced and frequently emphasized their intention to pursue a damages claim against the Company. In recent press statements alone, the federal trustees have stated that they "are conducting a natural resource damage assessment (NRDA) and will seek to recover damages to restore the natural resources of the Hudson River on behalf of the public."[1] *See also* Press Statement by Federal NRD Trustees, Nov. 12, 2015 (trustees will seek "to recover damages to restore the natural resources of the Hudson River").[2] The Company has responded to the trustees' threats of litigation by conducting extensive strategic review, case evaluation, expert analysis, and litigation preparation.[3]

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[1] Trustee Letter to EPA, Sept. 28, 2015 attached at Exhibit B (available at http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf).

[2] Attached at Exhibit B (available at http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Statement%2011_12_15.pdf).

[3] In addition, in the Company's 2014 Form 10-K, the Company included a risk factor discussing the possible lawsuits, which reads:

(Cont'd on next page)

Assessing exposure to potential claims and the scope of potential liability in pending litigation from potentially unlawful or tortious acts, and evaluating "the most responsible and cost-effective way to address" such matters, are exactly the types of "core matters involving the [C]ompany's business and operations" that are the basis for Rule 14a-8(i)(7). Exchange Act Release No. 40018 (May 21, 1998). For that reason, the Staff consistently has concurred that shareowner proposals that implicate a company's conduct of litigation or litigation strategy are properly excludable under the "ordinary course of business" exception contained in Rule 14a-8(i)(7). For example, in 1991, the Staff concurred in *Benihana National Corp.* (avail. Sept. 13, 1991) that the company could exclude under Rule 14a-8(c)(7) a proposal requesting the company to publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit. Since then, the Staff repeatedly has concurred in the exclusion of proposals that, in a variety of ways, addressed pending litigation or litigation strategy that the companies faced. *See, e.g., Wal-Mart Stores, Inc.* (avail. Apr. 14, 2015) (excluding a proposal as relating to the company's ordinary business operations where the proposal requested that the company create reports on gender-based pay inequity and the company was "presently involved in litigation relating to the subject matter of the proposal" because "[p]roposals that would affect the conduct of ongoing litigation to which the company is a party are generally excludable under rule 14a-8(i)(7)"); *Chevron Corp.* (avail. Mar. 19, 2013) (excluding a proposal as relating to the company's ordinary business operations (*i.e.*, litigation strategy) where the proposal requested that the company review its "legal initiatives against investors" because "[p]roposals that would affect the conduct of ongoing litigation to which the company is a party are generally excludable under rule 14a-8(i)(7)"); *CMS Energy Corp.* (avail. Feb. 23, 2004) (concurring

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(Cont'd from previous page)

Legal proceedings - We are subject to legal proceedings and legal compliance risks.

We are subject to a variety of legal proceedings and legal compliance risks in virtually every part of the world. We, our representatives, and the industries in which we operate are subject to continuing scrutiny by regulators and other governmental authorities, which may, in certain circumstances, lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Additionally, we and our subsidiaries are involved in a number of remediation actions to clean up hazardous wastes as required by federal and state laws. These include the dredging of polychlorinated biphenyls from a 40-mile stretch of the upper Hudson River in New York State, as described in the Environmental Matters section of this Form 10-K Report. We are also subject to certain other legal proceedings described in the Legal Proceedings section of this Form 10-K Report. While we believe that we have adopted appropriate risk management and compliance programs, the global and diverse nature of our operations, including operations of businesses we have recently acquired, means that legal and compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time. (emphasis added) with the exclusion of a shareowner proposal requiring the company to void any agreements with two former members of management and initiate action to recover all amounts paid to them, where the Staff noted that the proposal related to the "conduct of litigation"); *NetCurrents, Inc.* (avail. May 8, 2001) (excluding a proposal as relating to the company's ordinary business operations (*i.e.*, litigation strategy) where the proposal required the company to file suit against certain of its officers for financial improprieties).

In addition, the Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of shareowner proposals when the subject matter of the proposal is the same as or similar to current litigation in which the company is then involved and when the implementation of the proposal would be inconsistent with positions that the company is asserting in litigation. *See, e.g.*, *Wal-Mart Stores, Inc.* (avail. Apr. 14, 2015) (excluding a proposal as relating to the company's ordinary business operations where "the [p]roposal would obligate the [c]ompany to take a public position, outside the context of pending litigation and the discovery process, with respect to the very subject matter of the [p]roposal"); *Johnson & Johnson* (avail. Feb. 14, 2012) (concurring in the exclusion of a proposal where implementation would have required the company to report on any new initiatives instituted by management to address the health and social welfare concerns of people harmed by LEVAQUIN®, thereby taking a position contrary to the company's litigation strategy); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 6, 2004) (concurring in the exclusion of a proposal that directed the company to stop using the terms "light," "ultralight," "mild" and similar words in marketing cigarettes until shareowners could be assured through independent research that light and ultralight brands actually reduce the risk of smoking-related diseases. At the time the proposal was submitted, the company was a defendant in multiple lawsuits in which the plaintiffs were alleging that the terms "light" and "ultralight" were deceptive. The company argued that implementing the proposal while the lawsuits were pending "would be a de facto admission by the Company that 'light' and 'ultralight' cigarettes do not pose reduced health risks as compared to regular cigarettes."). *See also* *Exxon Mobil Corp.* (avail. Mar. 21, 2000) (concurring with the exclusion of a proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill as relating to litigation strategy and related decisions).

One of the principal legal issues in the environmental lawsuits and claims currently pending against the Company, which also forms the basis for the Proposal, is the extent to which, as stated in the Proposal, the Company is liable for "PCB discharges in the Hudson River, including . . . liability from NRD claims" and the sources of that liability. Therefore, the subject matter of the Proposal is identical to the principal legal issues in *Village of Stillwater* and the other lawsuits and claims pending and threatened against the Company regarding PCB discharges. Thus, similar to the *Wal-Mart Stores*, *Johnson & Johnson* and *R.J.*

Reynolds Tobacco proposals, the Proposal relates to an issue that is the subject of pending litigation. Additionally, the Proposal requests that after demonstrating that it has assessed "all potential sources of liability" for PCB discharges, the Company should "offer[] conclusions on the most responsible and cost-effective way to address them." In effect, by requesting that the Company both demonstrate that it has assessed all sources of liability and "offer[] conclusions on the most responsible and cost-effective way to address them," the Proposal requests that the Company provide current and future claimants with both an admission from the Company regarding the extent of its alleged liability and a roadmap for establishing claims pursuant to that admission. Here, the information that would be subject to the requested report is particularly problematic because, under the terms of the Company's consent decree (referenced in the Proposal's supporting statements)[4] with the Environment Protection Agency (the "EPA"), the Company did not admit any liability, nor did it acknowledge that the release or threatened release of substances at the Hudson River sites constituted an imminent or substantial endangerment to the public health or the environment. Thus, the Proposal requests that the Company take a position that is contrary to the position taken by the Company in its consent decree with the EPA, a move that could have significant implications for the Company's current and future litigation strategy and negotiations. Therefore, just as in *Wal-Mart Stores*, *Johnson & Johnson* and *R.J. Reynolds Tobacco*, the Proposal would require the Company to take action that could be viewed as an admission by the Company and therefore could affect the conduct of ongoing litigation.

---

[4] This preceding also is discussed in the Company's 2014 Form 10-K, under the caption "Environmental Matters." As reported in the Form 10-K:

In 2006, we entered into a consent decree with the Environmental Protection Agency (EPA) to dredge PCB-containing sediment from the upper Hudson River. The consent decree provided that the dredging would be performed in two phases. Phase 1 was completed in May through November of 2009. Between Phase 1 and Phase 2 there was an intervening peer review by an independent panel of national experts. The panel evaluated the performance of Phase 1 dredging operations with respect to Phase 1 Engineering Performance Standards and recommended proposed changes to the standards. On December 17, 2010, EPA issued its decision setting forth the final performance standards for Phase 2 of the Hudson River dredging project, incorporating aspects of the recommendations from the independent peer review panel and from GE. In December 2010, we agreed to perform Phase 2 of the project in accordance with the final performance standards set by EPA and increased our reserve by $0.8 billion in the fourth quarter of 2010 to account for the probable and estimable costs of completing Phase 2. In 2012, we completed the first year of Phase 2 dredging and commenced work on planned upgrades to the Hudson River wastewater processing facility. Over the past four years we have dredged 2.2 million cubic yards from the river and, based upon that result and our best professional engineering judgment, we believe that our current reserve continues to reflect our probable and estimable costs for the remainder of Phase 2 of the dredging project.

Moreover, the Proposal, if implemented, would require the Company to create an independent report demonstrating the Company "has assessed all potential sources of liability related to PCB discharges in the Hudson River." As discussed above, the Company's potential liability for the alleged release of PCBs into the Hudson River, the resulting NRD, and the extent of that liability are the very legal issues that the Company is currently litigating. Thus, by requesting the Company to offer information in a report with respect to its "assess[ment of] all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims" the Proposal interferes with the Company's defense of both pending and potential litigation. Specifically, by taking the position that the Company should demonstrate that it has assessed all liability related to PCB discharges, implementation of the Proposal would obligate the Company to take a public position, outside of the context of its consent decree, pending litigation and the discovery process, with respect to its potential liability related to PCB discharges, including NRD claims.

In summary, the Proposal requests that the Company take action that would facilitate the goals of plaintiffs in pending and threatened litigation against the Company at the same time that the Company is actively challenging those plaintiffs' allegations. In this regard, the Proposal seeks to substitute the judgment of shareowners for that of the Company on decisions involving litigation strategy by requiring the Company to take action that is contrary to its legal defense in pending litigation. Thus, implementation of the Proposal would intrude upon Company management's exercise of its day-to-day business judgment with respect to pending litigation in the ordinary course of its business operations. Accordingly, we believe that the Proposal may be properly excluded from the Company's 2016 Proxy Materials under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal Would Interfere With The Company's General Legal Compliance Program

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of shareowner proposals seeking to micro-manage the manner in which a company complies with its legal obligations. For instance, in *Yahoo! Inc.* (avail. Apr. 3, 2012) the Staff concurred with the exclusion of a proposal directing the board to seek to "minimize the[] damaging results" of possible "legal actions and financial penalties" resulting from the company's potential unlawful activities, because, according to the Staff, the proposal "concern[ed the] company's legal compliance program." *See also, e.g., Raytheon Company* (avail. Mar. 25, 2013) (concurring with the exclusion of a shareowner proposal requesting that the company report to the shareowners regarding its implementation of various provisions of anti-discrimination legislation under the ordinary business exception as relating to the company's "legal compliance program"); *The AES Corporation* (avail. Mar. 13, 2008) (concurring in the exclusion of a proposal seeking an independent investigation of "management's involvement in the alleged falsification of environmental reports" because it concerned the company's "general conduct of a legal compliance program"); *Verizon Communications Inc.* (avail. Jan. 7, 2008) (concurring in the exclusion of a proposal seeking adoption of policies to ensure that the company did not engage in illegal trespass actions and to prepare a report on the company policies for handling such incidents because it concerned the company's "general legal compliance program"); *ConocoPhillips* (avail. Feb. 23, 2006) (concurring in the exclusion of a proposal seeking a board report on "potential legal liabilities" arising from alleged omissions from the company's prospectus in reliance on Rule 14a-8(i)(7) because it concerned the company's "general legal compliance program").

The Proposal's supporting statements discuss the "federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA)" and the consent decree the Company entered into with the EPA, which was entered into pursuant to a complaint filed by the EPA pursuant to Sections 106 and 107 of CERCLA. As discussed above, under the terms of the consent decree, as a matter of law the Company did not admit any liability with respect to the release or threatened release of substances into the Hudson River. Yet, the resolved clause of the Proposal requests that the Company evaluate and prepare an independent report "demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River." These statements, coupled with the supporting statements, suggest that the Company has not complied with all applicable laws and regulations and is therefore vulnerable to legal action. Furthermore, the Proposal asks that the "independent report" offer conclusions on "the most responsible and cost-effective way to address them." Whether the "them" contained in this requirement refers to claims, liability or sources of liability, or PCB discharges, the implication of the Proposal is that the Company should discuss the legality of its past, current and/or future activities, and provide suggestions on addressing any deficiencies in those actions. Accordingly, the Proposal directly addresses the manner in which the Company assesses its compliance with laws and regulations.

The Staff consistently has concurred that assessing a company's compliance with applicable laws is a matter of ordinary business. A company's board of directors is better equipped than the shareowners to evaluate the appropriateness of the company's handling of such matters. Indeed, the Company's legal activities, and its compliance with laws and regulations, are the responsibility of the Company's management and board of directors. Here, the Proposal and its supporting statements request that the Company obtain an "independent report" assessing "all potential sources of liability related to PCB discharges in the Hudson River." The Proponents' further assert that the Company "may be able to reduce its cumulative NRD and other liability . . . through a single cooperative NRD settlement . . . ." Thus, as in the proposals discussed above, the Proposal seeks to put the shareowners in a position to evaluate the effectiveness of the Company's compliance program and the degree to which liabilities may be incurred for any potential violations. Therefore, the Proposal impermissibly interferes with the Company's ordinary business matter of establishing and maintaining a general legal compliance program and is properly excluded from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(7).

As a final matter, we note that the mere fact that a proposal touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal implicates ordinary business matters. Although the Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable," the Staff has expressed the view that proposals relating to both ordinary business matters and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7). 1998 Release. As an example, although smoking is considered a significant policy issue, the Staff has concurred, as noted above, with the exclusion of proposals that touched upon this issue where the subject matter of the proposal (*e.g.*, the health effects of smoking) was the same as or similar to that which was at the heart of litigation in which the company was then involved. *See, e.g.*, *Philip Morris Cos. Inc.* (avail. Feb. 4, 1997) (noting that although the Staff "has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," the company could exclude a proposal that "primarily addresses the litigation strategy of the Company, which is viewed as inherently the ordinary business of management to direct"). Similarly, even if the Proposal is viewed as touching on the significant policy issue of the environmental impact of the Company's operations, the subject matter of the Proposal (*i.e.*, the "potential sources of liability related to PCB discharges . . . including all possible liability from NRD claims") encompasses the subject matter of litigation in which the Company is currently involved and implicates the functions of the Company's legal compliance program. Thus, because the Proposal pertains to the Company's litigation strategy and legal compliance, which are ordinary business matters, we believe the Proposal is excludable under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

As further described below, the Proposal is so vague and indefinite as to be materially misleading and, therefore, is excludable under Rule 14a-8(i)(3) because the Proposal contains vague and misleading terms and references that fail to make clear what actions the Company should undertake if the Proposal were adopted.

The Proposal is excludable under Rule 14a-8(i)(3) because it contains vague and misleading terms and references. The Staff has on numerous occasions concurred in the exclusion of shareowner proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareowners voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a shareowner proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also PetSmart Inc.* (avail. Apr. 12, 2010) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the board to require that company suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law," noting specifically that the proposal does not explain what the reference to "the law" means); *Peoples Energy Corp.* (avail. Nov. 23, 2004 *recon. denied* Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or 'reckless neglect'"); *Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (avail. Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same).

The Proposal requests the Company prepare an independent report "demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them." The phrase "all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges" is key to the Proposal because it is presented as the very subject matter of the independent report. However, similar to the proposals in *PetSmart* (failing to explain the reference to "the law"), *Peoples Energy* (failing to explain the reference "reckless neglect"), *Puget Energy*, *Berkshire Hathaway* and *Boeing*, the Proposal does not define or explain the meaning of this key phrase. Specifically, the key subject of the report requested in the Proposal – "all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges" – is vague and undefined by the Proposal. There are at least two different ways in which shareowners may read this language, which would result in very different reports. Under one reading, the Proposal may be asking for a report on potential liability by the Company for alleged PCB discharges in the Hudson River, even though the only reference to the Company in the "resolved" clause of the Proposal relates to the Company conducting an assessment, not to the Company's liability. Alternatively, in environmental contamination cases, depending on the cause of action and damages alleged, it is reasonable to assume that PCBs may not be the only contaminant of concern. It is common for a Plaintiff, or a co-defendant, to assert joint and several liability for damages or injuries relating to contaminants in waterways like the Hudson River. As such, the Proposal could encompass not only the Company's potential liability in pending and possible future claims, but also the potential liability of third parties from which the Company or others may seeks monetary damages. Thus, as a result of the vaguely worded scope of the "resolved" clause, shareowners are unable to determine how broad of a liability assessment the Proposal seeks to address.

Another critical aspect of the report requested under the Proposal also is subject to multiple interpretations as a result of the Proposal's vague reference to "them." Specifically, the Proposal requests a report assessing "all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address *them*" (emphasis added). This reference is subject to various and confusing meanings to a shareowner considering this Proposal. For instance, "them" could in equal measure refer to the best manner to address "PCB discharges," the best manner to address "all *potential sources* of liability" related to PCB discharges in the Hudson River, the best manner to address "all possible liability" from NRD claims for PCB discharges, or all of the foregoing. If "them" is, for example, a reference to "all potential sources of liability," this aspect of the report would cover the Company's considerations for mitigating or responding to legal liability, but if the "them" is a reference to all "PCB discharges," this aspect of the requested report called for is an environmental report on addressing PCB contamination. In other words, the vague and undefined reference to "them" casts significant doubt on exactly what the report should address in its conclusions.

Lastly, with respect to the request that the Company "undertake an independent evaluation," shareowners may reasonably conclude that the Proposal asks the Company to:

- commission an independent third party to assess the Company's possible liability related to PCB discharges in the Hudson River; or
- commission an independent third party to assess whether the Company has effectively identified all possible sources of liability related to PCB discharges in the Hudson River.

Each of the above readings is a reasonable interpretation of the Proposal's request of the Company to "undertake an independent evaluation and prepare an independent report." As a result, the Company and its shareowners cannot determine with reasonable certainty exactly what actions and measures the Proponent would require to implement the Proposal. As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *New York City Emps.' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also Int'l Bus. Machines Corp.* (avail. Feb. 2, 2005). Here, the Proposal's uncertainty makes it impossible for shareowners to "know precisely the breadth of the proposal on which they are asked to vote." In addition, the Proposal's uncertainty makes it impossible to determine whether the Company has fully complied with the Proposal.

The Proposal can be distinguished from no-action requests seeking to omit requests for reports on information where the Staff has declined to find shareowner proposal terms impermissibly vague and indefinite. For instance, in *NYSE Euronext* (avail. Feb. 12, 2013), a shareowner proposal requested that the company's board of directors prepare a report on expectations on the environmental, social, governance and sustainability disclosures made by listed companies in connection with establishing its listing standards for companies. In this context, the Staff did not agree that the phrase "current global expectations for issuer disclosure of ESG/sustainability information" caused the proposal to be excludable as vague. The proposal in that case defined "ESG." Moreover, the term "current global expectations," while undefined, was not essential to an understanding of the proposal. Unlike the terms at issue in *NYSE Euronext*, the phrase "all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges" and the vague reference to "them" in the Proposal should be viewed as impermissibly vague because they are without ordinary, commonly understood meanings regarding *whose* liability the report should assess and on *which* liability the report should address its conclusions. Nor is the vagueness of the phrase and reference permissible since both the phrase and the reference are critical to understanding the requested report as both the phrase and the reference concern the very subject matter of the requested report. In *Career Education Corp.* (avail. Mar. 18, 2013), where a shareowner proposal sought a report on the ability of company-owned institutions' students to repay their student debt, the Staff declined to find certain terms (*e.g.*, "typical graduate" and "actively being repaid") impermissibly vague. The terms at issue in *Career Education*, however, could be viewed as having ordinary meanings upon which shareowners could rely with "reasonable certainty" in order to determine the information to be included in the requested report, and therefore the shareowners and the company would know the actions to be taken in the event the proposal was adopted. In contrast, the multiple ambiguities of the phrase "all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges" and the reference to "them" obscure the overall intent of shareowners and the Company in preparing the report, and therefore shareowners voting on the Proposal would be unable to determine what actions the Company would take were the Proposal to be adopted.

The Proposal does not provide needed guidance to allow the Company and its shareowners to necessarily come to the same conclusion regarding its materially vague and indefinite statements or to determine with reasonable certainty exactly how the Proponent intends the Proposal to be implemented. For all of the reasons discussed above in this section, the Proposal is properly excludable under Rule 14a-8(i)(3). As a result of the Proposal's undefined key terms, lack of guidance on how the Proposal would be implemented, and materially vague and indefinite statements leading to multiple interpretations, neither the Company's shareowners voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Brian Sandstrom, the Company's Corporate, Securities and Finance Counsel, at (203) 373-2671.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
The Sisters of St. Dominic of Caldwell, NJ
The Sisters of St. Francis of Philadelphia
The School Sisters of Notre Dame Cooperative Investment Fund
The Dominican Sisters of Hope
The Ursuline Sisters of Tildonk, U.S. Province
The Benedictine Sisters of Virginia
The American Baptist Home Mission Society
Comptroller of the State of New York
Lowell Miller
Mercy Investment Services, Inc.

GIBSON DUNN

EXHIBIT A

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
mbgallagher@tricri.org

RECEIVED

NOV 9 2015

B. B. DENNISTON III

November 6, 2015

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston,

The Sisters of St. Dominic of Caldwell, NJ have been long time investors in General Electric. As shareholders in GE, we along with other members of the Tri-State Coalition for Responsible Investment and the Interfaith Center on Corporate Responsibility, have for decades encouraged our company to take full and complete responsibility for the contamination caused by the disposal of polychlorinated biphenyls (PCBs) into the Hudson River. In addition to our concerns about the impact of the PCB contamination and thorough cleanup on our company's long-term value, we raise these issues due to the grave effects they have had on communities along the Hudson River, whose health and well-being have been negatively impacted, along with the economic vitality of the entire Hudson Valley region, ecosystem, and waterway.

After prolonged and costly delays, we have eagerly monitored the cleanup process of the River. We offer this resolution in the hope that it will encourage the company to assess all potential sources of liability related to PCB discharges in the Hudson, including all possible liability from NRD claims for PCB discharges, and offer conclusions on the most responsible and cost-effective way to address them.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of 100 shares of General Electric common stock, which we intend to hold at least until after the next annual meeting. Verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to file the attached proposal, Risks of Liabilities from Hudson River Cleanup. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns and can be contacted at mbgallagher@tricri.org or 973-509-8800. However, all co-filers respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,



Mary Beth Gallagher
Corporate Responsibility Representative

Risks of Liabilities from Hudson River Cleanup, 2016

General Electric

Whereas, from 1947-1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River;

The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes liability for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment; and (2) restoration and compensation costs for damaged natural resources (NRD);

Whereas, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments to achieve the following objectives, within certain timeframes: (1) reduce cancer and non-cancer health hazards for people eating fish from the river; (2) reduce concentration of PCBs in fish; (3) reduce PCB concentration in river water; (4) reduce the inventory of PCBs in sediments; and (5) minimize the long-term downstream transport of PCBs;

Utilizing extensive post-ROD project data, new analysis by the National Oceanic and Atmospheric Administration (NOAA), a federal NRD Trustee,[1] finds greater than expected PCB concentrations and use of greatly overestimated rates of PCB decay in establishing the remedy, indicating that: (1) Hudson River fish will not meet the required targets; (2) post-remedial sediment surface concentrations in the Upper Hudson will be three-to-five times higher than anticipated;[2]

Questions regarding the legal sufficiency of the remedy in protecting human health and the environment may increase the risk of further post-remedial claims—including possible reopener of the remedy, public nuisance litigation related to navigability in the Champlain Canal, and citizen suits;

Whereas, NOAA and other state and federal trustees have conducted extensive assessment of GE's NRD liability for restoration of Hudson River ecological services and compensation for associated past and future public losses. Injuries to the public's natural resources extend for over 200 miles and will continue decades after the cleanup is complete. For comparison, BP settled NRD claims related to the Deepwater Horizon oil spill—the closest parallel NRD site to the Hudson—for more than $8 billion;

GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;

Whereas, the uncertainty and costs of these potential future liabilities present a risk to our investment;

Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

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[1] The Hudson River Natural Resource Trustees are the Department of Environmental Conservation (NYSDEC), U.S. Fish and Wildlife Service (USFWS) and the National Park Service (NPS), and NOAA.

[2] These concerns were also expressed in public comments from the federal trustees: http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf

Wealth Management
58 South Service Road
Suite 400
Melville, NY 11747
tel 631 755 8800
fax 631 755 8999
toll free 800 477 7522

Morgan Stanley

Letter of Verification of Ownership

November 6, 2015

To Whom It May Concern:

As of and including November 6, 2015 the Sisters of St. Dominic of Caldwell, NJ holds, and has continuously held for at least one year **100 Shares** of **General Electric** Common Stock. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Please contact me directly at 631-755-8939 with any questions.

Sincerely,



Nancy Lee Cortes, Senior Registered Associate

FAX TRANSMITTAL COVER SHEET

Please Deliver To: BRACKETT B. DENNISTON, III

Company: GEN. ELECTRIC CO.

Fax Number: 203-373-2884

Total # of Pages (including cover): 4 Date: 11/11/15

From: NORA M. NASH, OSF



The Sisters of St. Francis of Philadelphia

Office of
CORPORATE SOCIAL RESPONSIBILITY
609 South Convent Road
Aston, PA 19014

Fax: ~~610-558-5855~~ 610-459-0195

Phone: 610-558-7661

Comments: If you need a hard copy, please let us know.

The Peace of the Lord be with You!

Visit our website: www.osfphila.org



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 11, 2015

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in General Electric for several years. As faith-based investors, we seek social as well as financial returns on our investments. We appreciate the opportunities that we have had to dialogue with representatives of the company on various issues over the past several years. In light of the potential risk of liabilities related to the Hudson River Cleanup, we ask you to give serious attention to mitigating the risk and being transparent about the company's responsibility to the health of the planet and its people.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with the Sisters of St. Dominic of Caldwell New Jersey. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. Please note that Mary Beth Gallagher is the primary contact. Her contact information is: 973-509-8800 mbgallagher@tricri.org

As verification that we are beneficial owners of common stock in ExxonMobil, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio beyond the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director Corporate Social Responsibility

Enclosures

cc: Julie Wokaty, ICCR (Interfaith Center on Corporate Responsibility)
Mary Beth Gallagher, Tri-State Coalition

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org · www.osfphila.org

Risks of Liabilities from Hudson River Cleanup, 2016

General Electric

Whereas, from 1947-1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River;

The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes liability for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment; and (2) restoration and compensation costs for damaged natural resources (NRD);

Whereas, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments to achieve the following objectives, within certain timeframes: (1) reduce cancer and non-cancer health hazards for people eating fish from the river; (2) reduce concentration of PCBs in fish; (3) reduce PCB concentration in river water; (4) reduce the inventory of PCBs in sediments; and (5) minimize the long-term downstream transport of PCBs;

Utilizing extensive post-ROD project data, new analysis by the National Oceanic and Atmospheric Administration (NOAA), a federal NRD Trustee,[1] finds greater than expected PCB concentrations and use of greatly overestimated rates of PCB decay in establishing the remedy, indicating that: (1) Hudson River fish will not meet the required targets; (2) post-remedial sediment surface concentrations in the Upper Hudson will be three-to-five times higher than anticipated;[2]

Questions regarding the legal sufficiency of the remedy in protecting human health and the environment may increase the risk of further post-remedial claims—including possible reopener of the remedy, public nuisance litigation related to navigability in the Champlain Canal, and citizen suits;

Whereas, NOAA and other state and federal trustees have conducted extensive assessment of GE's NRD liability for restoration of Hudson River ecological services and compensation for associated past and future public losses. Injuries to the public's natural resources extend for over 200 miles and will continue decades after the cleanup is complete. For comparison, BP settled NRD claims related to the Deepwater Horizon oil spill—the closest parallel NRD site to the Hudson—for more than $8 billion;

GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;

Whereas, the uncertainty and costs of these potential future liabilities present a risk to our investment;

Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

---

[1] The Hudson River Natural Resource Trustees are the Department of Environmental Conservation (NYSDEC), U.S. Fish and Wildlife Service (USFWS) and the National Park Service (NPS), and NOAA.

[2] These concerns were also expressed in public comments from the federal trustees: http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf


Northern Trust

50 S LaSalle Street
Chicago IL 60603

November 11, 2015

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 220 shares of General Electric Co. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897
P: 203 762 3318

November 9, 2015

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston,

The School Sisters of Notre Dame Cooperative Investment Fund has been an investor in General Electric for many years. At this time, we are co-filing the attached resolution, *Risks of Liabilities from Hudson River, 2016,* with the Community of the Sisters of St. Dominic of Caldwell, NJ.

Along with members of the Interfaith Center on Corporate Responsibility and the Tri-State Coalition for Responsible Investment, we remain concerned about the impact of the PCB contamination and its thorough cleanup on our company's long-term value. We raise these issues due to the grave effects these conditions have had on communities along the Hudson River, whose health and well-being have been negatively impacted, as well as the economic vitality of the entire Hudson Valley region, ecosystem, and waterway.

With this resolution, we anticipate that General Electric will assess all potential bases of liability related to PCB discharges in the Hudson and also encourage the company to find conclusions to the many responsible and cost-effective ways to address these sources.

The School Sisters of Notre Dame Cooperative Investment Fund is the beneficial owner of General Electric common stock, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to submit this attached proposal in accordance with Rule 14-a-8 of the General Rules and Regulations of the Security and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the proposal. Please note the contact for this proposal will be Mary Beth Gallaher mbgallagher@tricri.org or 973-509-8800.

Sincerely,

Ethel M. Howley, SSND

Ethel Howley, SSND
Social Responsibility Resource Person
ehowley@amssnd.org


STATE STREET

For Everything You Invest In℠

Institutional Investor Services
801 Pennsylvania Ave.
Kansas City, MO 64105

November 9, 2015

Sister Ethel Howley
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897-3898

Re: School Sisters of Notre Dame Cooperative Investment Fund Directed Investment – 11CJ

Dear Sister Ethel:

This is to confirm that the following security is held in the above referenced account:

Security	Shares	Acquisition Date
General Electric Co	324	06/20/03

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at 816-871-3757.

Sincerely,

Katerina Hubbard
Assistant Vice President
Institutional Investor Services

Risks of Liabilities from Hudson River Cleanup, 2016

General Electric

Whereas, from 1947-1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River;

The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) **imposes liability** for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment; and (2) restoration and compensation costs for damaged natural resources (NRD);

Whereas, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments to achieve the following objectives, within certain timeframes: (1) reduce cancer and non-cancer health hazards for people eating fish from the river; (2) reduce concentration of PCBs in fish; (3) reduce PCB concentration in river water; (4) reduce the inventory of PCBs in sediments; and (5) minimize the long-term downstream transport of PCBs;

Utilizing extensive post-ROD project data, new analysis by the National Oceanic and Atmospheric Administration (NOAA), a federal NRD Trustee,[1] finds greater than expected PCB concentrations and use of greatly overestimated rates of PCB decay in establishing the remedy, indicating that: (1) Hudson River fish will not meet the required targets; (2) post-remedial sediment surface concentrations in the Upper Hudson will be three-to-five times higher than anticipated;[2]

Questions regarding the legal sufficiency of the remedy in protecting human health and the environment may increase the risk of further post-remedial claims—including possible reopener of the remedy, public nuisance litigation related to navigability in the Champlain Canal, and citizen suits;

Whereas, NOAA and other state and federal trustees have conducted extensive assessment of GE's NRD liability for restoration of Hudson River ecological services and compensation for associated past and future public losses. Injuries to the public's natural resources extend for over 200 miles and will continue decades after the cleanup is complete. For comparison, BP settled NRD claims related to the Deepwater Horizon oil spill—the closest parallel NRD site to the Hudson—for more than $8 billion;

GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;

Whereas, the uncertainty and costs of these potential future liabilities present a risk to our investment;

Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

---

[1] The Hudson River Natural Resource Trustees are the Department of Environmental Conservation (NYSDEC), U.S. Fish and Wildlife Service (USFWS) and the National Park Service (NPS), and NOAA.

[2] These concerns were also expressed in public comments from the federal trustees: http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf



Dominican Sisters of Hope

FINANCE OFFICE

November 10, 2015

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution in which shareholders request GE to undertake an independent evaluation and report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them. It is filed for inclusion in the 2016 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Dominican Sisters, like many other institutional investors, believe such disclosure is in the best interests of both company and shareowners. We are particularly concerned as two of our ministries, a college and a retreat center, are located on the river.

The Dominican Sisters of Hope is the beneficial owner of at least $2000 worth of shares of GE stock. Verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Mercy Investment Services, Inc. is co-sponsoring this resolution with the Caldwell Dominican Sisters, the lead filer and Mary Beth Gallagher, who is our authorized contact for withdrawal of the resolution as co-filers. Please send copies of any written materials to us.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
heinonenv@juno.com

299 N. Highland Ave, Ossining NY 10562-2327 Tel: 914-941-4455 ext. 222Fax: 914-502-0574
E-mail: hdowney@ophope.org WebSite: www.ophope.org

Risks of Liabilities from Hudson River Cleanup, 2016

General Electric

Whereas, from 1947-1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River;

The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes liability for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment; and (2) restoration and compensation costs for damaged natural resources (NRD);

Whereas, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments to achieve the following objectives, within certain timeframes: (1) reduce cancer and non-cancer health hazards for people eating fish from the river; (2) reduce concentration of PCBs in fish; (3) reduce PCB concentration in river water; (4) reduce the inventory of PCBs in sediments; and (5) minimize the long-term downstream transport of PCBs;

Utilizing extensive post-ROD project data, new analysis by the National Oceanic and Atmospheric Administration (NOAA), a federal NRD Trustee,[1] finds greater than expected PCB concentrations and use of greatly overestimated rates of PCB decay in establishing the remedy, indicating that: (1) Hudson River fish will not meet the required targets; (2) post-remedial sediment surface concentrations in the Upper Hudson will be three-to-five times higher than anticipated;[2]

Questions regarding the legal sufficiency of the remedy in protecting human health and the environment may increase the risk of further post-remedial claims—including possible reopener of the remedy, public nuisance litigation related to navigability in the Champlain Canal, and citizen suits;

Whereas, NOAA and other state and federal trustees have conducted extensive assessment of GE's NRD liability for restoration of Hudson River ecological services and compensation for associated past and future public losses. Injuries to the public's natural resources extend for over 200 miles and will continue decades after the cleanup is complete. For comparison, BP settled NRD claims related to the Deepwater Horizon oil spill—the closest parallel NRD site to the Hudson—for more than $8 billion;

GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;

Whereas, the uncertainty and costs of these potential future liabilities present a risk to our investment;

Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

---

[1] The Hudson River Natural Resource Trustees are the Department of Environmental Conservation (NYSDEC), U.S. Fish and Wildlife Service (USFWS) and the National Park Service (NPS), and NOAA.

[2] These concerns were also expressed in public comments from the federal trustees: http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf


UT UNUM SINT

Ursuline Sisters of Tildonk

United States Province

November 10, 2015

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am authorized to submit the following resolution in which shareholders request General Electric to undertake an independent evaluation and report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them. It is filed for inclusion in the 2016 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Ursuline Sisters, like many other institutional investors, believe such liability disclosure is in the best interests of both company and shareowners.

The Ursuline Sisters of Tildonk is the beneficial owner of at least $2000 worth of shares of GE stock. Verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Mercy Investment Services, Inc. is co-sponsoring this resolution with the Caldwell Dominican Sisters, the lead filer and Mary Beth Gallagher, who is our authorized contact for withdrawal of the resolution as co-filers. Please send copies of any written materials to us.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Ursuline Sisters of Tildonk
heinonenv@juno.com

Risks of Liabilities from Hudson River Cleanup, 2016

General Electric

Whereas, from 1947-1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River;

The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes liability for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment; and (2) restoration and compensation costs for damaged natural resources (NRD);

Whereas, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments to achieve the following objectives, within certain timeframes: (1) reduce cancer and non-cancer health hazards for people eating fish from the river; (2) reduce concentration of PCBs in fish; (3) reduce PCB concentration in river water; (4) reduce the inventory of PCBs in sediments; and (5) minimize the long-term downstream transport of PCBs;

Utilizing extensive post-ROD project data, new analysis by the National Oceanic and Atmospheric Administration (NOAA), a federal NRD Trustee,[1] finds greater than expected PCB concentrations and use of greatly overestimated rates of PCB decay in establishing the remedy, indicating that: (1) Hudson River fish will not meet the required targets; (2) post-remedial sediment surface concentrations in the Upper Hudson will be three-to-five times higher than anticipated;[2]

Questions regarding the legal sufficiency of the remedy in protecting human health and the environment may increase the risk of further post-remedial claims—including possible reopener of the remedy, public nuisance litigation related to navigability in the Champlain Canal, and citizen suits;

Whereas, NOAA and other state and federal trustees have conducted extensive assessment of GE's NRD liability for restoration of Hudson River ecological services and compensation for associated past and future public losses. Injuries to the public's natural resources extend for over 200 miles and will continue decades after the cleanup is complete. For comparison, BP settled NRD claims related to the Deepwater Horizon oil spill—the closest parallel NRD site to the Hudson—for more than $8 billion;

GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;

Whereas, the uncertainty and costs of these potential future liabilities present a risk to our investment;

Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

---

[1] The Hudson River Natural Resource Trustees are the Department of Environmental Conservation (NYSDEC), U.S. Fish and Wildlife Service (USFWS) and the National Park Service (NPS), and NOAA.

[2] These concerns were also expressed in public comments from the federal trustees: http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

Fax: (703) 361-0254

Fax Cover Sheet

DATE: November 10, 2015

TO: Brackett Denniston, Corporate Secretary, General Electric Company

FAX #: 203-373-3225

PHONE #:

FROM:

Number of pages including cover sheet: [3]

Message:



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 10, 2015

Mr. Brackett Denniston
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Sent by Fax: 203-373-3225

Dear Mr. Denniston:

I am writing you on behalf of Benedictine Sisters of Virginia to co-file the stockholder resolution titled Risks of Liabilities from Hudson River Cleanup, 2016. In brief, the resolution states: Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

I am hereby authorized to notify you of our intention to co-file this shareholder resolution with the Sisters of St. Dominic of Caldwell NJ. I submit it for inclusion in the 2016 proxy statement for consideration and action by the shareholders at the 2016 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner of 2,000 number of General Electric Company shares (or $2,000 worth of the shares.)

We have been a continuous shareholder for one year of $2,000 in market value of General Electric Company stock and will continue to hold at least $2,000 of General Electric Companystock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this resolution. We consider Tri-State Coalition for Responsible Investment as the "primary filer" of this resolution, and ourselves as a co-filer and deputize Tri-State Coalition for Responsible Investment to withdraw this resolution on our behalf. Please note that the contact person for this resolution will be Mary Beth Gallagher of Tri-State Coalition for Responsible Investment who can be reached at 973-509-8800 or at mbgallagher@tricri.org. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,

S. Andrea Westkamp, OSB

Sister Andrea Westkamp, OSB
Treasurer

Risks of Liabilities from Hudson River Cleanup, 2016
General Electric

Whereas, from 1947-1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River; The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes liability for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment; and (2) restoration and compensation costs for damaged natural resources (NRD);
Whereas, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments to achieve the following objectives, within certain timeframes: (1) reduce cancer and non-cancer health hazards for people eating fish from the river; (2) reduce concentration of PCBs in fish; (3) reduce PCB concentration in river water; (4) reduce the inventory of PCBs in sediments; and (5) minimize the long-term downstream transport of PCBs;
Utilizing extensive post-ROD project data, new analysis by the National Oceanic and Atmospheric Administration (NOAA), a federal NRD Trustee,[1] finds greater than expected PCB concentrations and use of greatly overestimated rates of PCB decay in establishing the remedy, indicating that: (1) Hudson River fish will not meet the required targets; (2) post-remedial sediment surface concentrations in the Upper Hudson will be three-to-five times higher than anticipated;[2]
Questions regarding the legal sufficiency of the remedy in protecting human health and the environment may increase the risk of further post-remedial claims—including possible reopener of the remedy, public nuisance litigation related to navigability in the Champlain Canal, and citizen suits;
Whereas, NOAA and other state and federal trustees have conducted extensive assessment of GE's NRD liability for restoration of Hudson River ecological services and compensation for associated past and future public losses. Injuries to the public's natural resources extend for over 200 miles and will continue decades after the cleanup is complete. For comparison, BP settled NRD claims related to the Deepwater Horizon oil spill—the closest parallel NRD site to the Hudson—for more than $8 billion;
GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;
Whereas,the uncertainty and costs of these potential future liabilities present a risk to our investment;
Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them

---

[1] The Hudson River Natural Resource Trustees are the Department of Environmental Conservation (NYSDEC), U.S. Fish and Wildlife Service (USFWS) and the National Park Service (NPS), and NOAA.
[2]These concerns were also expressed in public comments from the federal trustees: http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf


American Baptist
Home Mission
Societies
SINCE 1824

American Baptist Home Mission Societies
P.O. Box 851
Valley Forge, PA 19482-0851

800.222.3872
610.768.2000
FAX 610.768.2470

www.abhms.org

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

November 10, 2015

Dear Mr. Denniston:

As socially responsible investors, the American Baptist Home Mission Society looks for social and financial accountability when investing in corporations. We are concerned about the continued risks of liability from the contamination caused by the disposal of polychlorinated biphenyls (PCBs) into the Hudson River.

Together with our colleagues at the Interfaith Center on Corporate Responsibility, we acknowledge the steps General Electric has taken to undertake extensive cleanup and dredging based on the agreement with the EPA. However, as long-term investors, we are concerned that there may be long term ongoing risks from the PCB contamination, and we encourage the company to address them in the most responsible and cost-effective manner.

The American Baptist Home Mission Society is the beneficial owner of 8,015 shares of General Electric stock. The American Baptist Home Mission Society has held stock continually for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting. A letter of verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to file the attached proposal, Risks of Liabilities from Hudson River Cleanup. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulation of the Securities and Exchange Act of 1934.

Sisters of St. Dominic of Caldwell, NJ are the primary filer of this resolution, and Mary Beth Gallagher will be the primary point of contact for all correspondence related to this resolution. We look forward to constructive dialogue with you and your colleagues about these concerns.

Sincerely,

D. L. Moore

David L. Moore, CFA
Director of Investments

Risks of Liabilities from Hudson River Cleanup, 2016

General Electric

Whereas, from 1947-1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River;

The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes liability for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment; and (2) restoration and compensation costs for damaged natural resources (NRD);

Whereas, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments to achieve the following objectives, within certain timeframes: (1) reduce cancer and non-cancer health hazards for people eating fish from the river; (2) reduce concentration of PCBs in fish; (3) reduce PCB concentration in river water; (4) reduce the inventory of PCBs in sediments; and (5) minimize the long-term downstream transport of PCBs;

Utilizing extensive post-ROD project data, new analysis by the National Oceanic and Atmospheric Administration (NOAA), a federal NRD Trustee,[1] finds greater than expected PCB concentrations and use of greatly overestimated rates of PCB decay in establishing the remedy, indicating that: (1) Hudson River fish will not meet the required targets; (2) post-remedial sediment surface concentrations in the Upper Hudson will be three-to-five times higher than anticipated;[2]

Questions regarding the legal sufficiency of the remedy in protecting human health and the environment may increase the risk of further post-remedial claims—including possible reopener of the remedy, public nuisance litigation related to navigability in the Champlain Canal, and citizen suits;

Whereas, NOAA and other state and federal trustees have conducted extensive assessment of GE's NRD liability for restoration of Hudson River ecological services and compensation for associated past and future public losses. Injuries to the public's natural resources extend for over 200 miles and will continue decades after the cleanup is complete. For comparison, BP settled NRD claims related to the Deepwater Horizon oil spill—the closest parallel NRD site to the Hudson—for more than $8 billion;

GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;

Whereas, the uncertainty and costs of these potential future liabilities present a risk to our investment;

Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

---

[1] The Hudson River Natural Resource Trustees are the Department of Environmental Conservation (NYSDEC), U.S. Fish and Wildlife Service (USFWS) and the National Park Service (NPS), and NOAA.

[2] These concerns were also expressed in public comments from the federal trustees: http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf



BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

November 10, 2015

Mr. David Moore
American Baptist Home Mission Societies
Route 363 & 1st Avenue
P.O. Box 851
Valley Forge, Pa. 19482-0851

Re: American Baptist Home Mission Societies
ABMF30A5082

Dear Mr. David Moore,

As of and including November 10, 2015, the American Baptists Home Mission Society held, and has held continuously for at least one year, 8,015 shares of General Electric Co. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

This security is currently held by Mellon Trust, Master Custodian, for the American Baptist Home Mission Societies in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-7122 with any questions.

Sincerely,

Jules Selia
Global Client Administration
BNY Mellon



AC 2743-V (Rev. 11/08)

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENT
& CASH MANAGEMENT
REAL ESTATE INVESTMENTS
59 Maiden Lane – 30th Floor
New York, NY 10028
Tel: (212) 383-2679
Fax (212) 383-2587

FACSIMILE COVER SHEET

To: Brackett Denniston From: Patrick Doherty

Date: 11/10/15 Pages: 3

Phone: 212-383-1428 Fax: 203-373-2884

Re: Shareholder Filing CC:

☒ Urgent ☐ Please Review/Comment ☐ Let's Discuss/As Discussed ☐ Original in Courier/US Mail

THOMAS P. DINAPOLI
STATE COMPTROLLER



DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 10, 2015

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of General Electric Company shares, continually for over one year, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should General Electric decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Risks of Liabilities from Hudson River Cleanup, 2016

General Electric

Whereas, from 1947-1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River;

The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes liability for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment and (2) restoration and compensation costs for damaged natural resources (NRD);

Whereas, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments to achieve the following objectives, within certain timeframes: (1) reduce cancer and non-cancer health hazards for people eating fish from the river; (2) reduce concentration of PCBs in fish; (3) reduce PCB concentration in river water; (4) reduce the inventory of PCBs in sediments; and (5) minimize the long-term downstream transport of PCBs;

Utilizing extensive post-ROD project data, new analysis by the National Oceanic and Atmospheric Administration (NOAA), a federal NRD Trustee,[1] finds greater than expected PCB concentrations and use of greatly overestimated rates of PCB decay in establishing the remedy, indicating that: (1) Hudson River fish will not meet the required targets; (2) post-remedial sediment surface concentrations in the Upper Hudson will be three-to-five times higher than anticipated;[2]

Questions regarding the legal sufficiency of the remedy in protecting human health and the environment may increase the risk of further post-remedial claims—including possible reopener of the remedy, public nuisance litigation related to navigability in the Champlain Canal, and citizen suits;

Whereas, NOAA and other state and federal trustees have conducted extensive assessment of GE's NRD liability for restoration of Hudson River ecological services and compensation for associated past and future public losses. Injuries to the public's natural resources extend for over 200 miles and will continue decades after the cleanup is complete. For comparison, BP settled NRD claims related to the Deepwater Horizon oil spill—the closest parallel NRD site to the Hudson—for more than $8 billion;

GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;

Whereas, the uncertainty and costs of these potential future liabilities present a risk to our investment;

Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

[1] The Hudson River Natural Resource Trustees are the Department of Environmental Conservation (NYSDEC), U.S Fish and Wildlife Service (USFWS) and the National Park Service (NPS), and NOAA.

[2] These concerns were also expressed in public comments from the federal trustees: http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf

From: PDoherty@osc.state.ny.us [mailto:PDoherty@osc.state.ny.us]
Sent: Friday, November 20, 2015 1:29 PM
To: Sandstrom, Brian (GE Corporate) <brian.sandstrom@ge.com>
Subject: Re: GE Shareowner Proposal

Mr. Sandstrom -
We are co-filing along with the other proponents.
- Patrick Doherty

Patrick Doherty
Director - Corporate Governance
Office of the State Comptroller
59 Maiden Lane, 30th Floor
New York, New York 10038
212.383.1428 (Tel.)
212.383.1331 (Fax)

From: "Sandstrom, Brian (GE Corporate)" <brian.sandstrom@ge.com>
To: "PDoherty@osc.state.ny.us" <PDoherty@osc.state.ny.us>,
Cc: "JStouffer@osc.state.ny.us" <JStouffer@osc.state.ny.us>, "Zyskowski, Lori" <LZyskowski@gibsondunn.com>
Date: 11/20/2015 12:03 PM
Subject: GE Shareowner Proposal

Dear Mr. Doherty,

I wanted to write to ask whether the New York State Comptroller's office intends to submit its proposal for inclusion in General Electric's proxy statement as a co-filer, along with the other proponents (including the Tri-State Coalition for Responsible Investment), or if the Comptroller's office intends to submit its proposal independently.

Can you please confirm by response to this message?

Many thanks,

Brian Sandstrom
Counsel, Corporate, Securities & Finance
GE

Office: +1 203 373 2671
Mobile: +1 475 449 3371

Fax: +1 203 373 3079
brian.sandstrom@ge.com

3135 Easton Turnpike
Fairfield, CT 06828



November 10, 2015

VIA FAX and FEDERAL EXPRESS

RECEIVED
NOV 11 2015
B. B. DENNISTON III

Brackett B. Denniston III
Senior VP, Secretary and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

We are writing to you on behalf of Lowell Miller, CIO and Founder of Miller/Howard Investments, Inc., a long-term shareholder in General Electric.

We are submitting the attached proposal regarding General Electric's risks of liabilities from the Hudson River Cleanup for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Lowell Miller is a beneficial owner of more than $2,000 in market value of General Electric stock, has continuously held these shares for over one year, and will maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. Mr. Miller has authorized Miller/Howard Investments, Inc. to file this proposal on his behalf. Verification of stock ownership and authorization from Lowell Miller for Miller/Howard Investments, Inc. to file the proposal will be submitted under separate cover.

The Sisters of St. Dominic of Caldwell, New Jersey have agreed to serve as lead filer of this proposal. We are submitting this proposal as co-filers because we strongly believe it is in the best interests of the company and its shareholders. Please copy Patricia Karr Seabrook, Coordinator of Shareholder Advocacy, Miller/Howard Investments, Inc. on any correspondence relating to this proposal. We would be very pleased to have the opportunity to meet with you or a member of your team to discuss these issues. I can be reached at 845-679-9166 or at esg@mhinvest.com.

Sincerely,

Patricia Karr Seabrook
Coordinator of Shareholder Advocacy
Miller/Howard Investments, Inc.

Enclosure: 1

PO Box 549 / 10 Dixon Avenue / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9069

Risks of Liabilities from Hudson River Cleanup, 2016

General Electric

Whereas, from 1947-1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River;

The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes liability for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment; and (2) restoration and compensation costs for damaged natural resources (NRD);

Whereas, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments to achieve the following objectives, within certain timeframes: (1) reduce cancer and non-cancer health hazards for people eating fish from the river; (2) reduce concentration of PCBs in fish; (3) reduce PCB concentration in river water; (4) reduce the inventory of PCBs in sediments; and (5) minimize the long-term downstream transport of PCBs;

Utilizing extensive post-ROD project data, new analysis by the National Oceanic and Atmospheric Administration (NOAA), a federal NRD Trustee,[1] finds greater than expected PCB concentrations and use of greatly overestimated rates of PCB decay in establishing the remedy, indicating that: (1) Hudson River fish will not meet the required targets; (2) post-remedial sediment surface concentrations in the Upper Hudson will be three-to-five times higher than anticipated;[2]

Questions regarding the legal sufficiency of the remedy in protecting human health and the environment may increase the risk of further post-remedial claims—including possible reopener of the remedy, public nuisance litigation related to navigability in the Champlain Canal, and citizen suits;

Whereas, NOAA and other state and federal trustees have conducted extensive assessment of GE's NRD liability for restoration of Hudson River ecological services and compensation for associated past and future public losses. Injuries to the public's natural resources extend for over 200 miles and will continue decades after the cleanup is complete. For comparison, BP settled NRD claims related to the Deepwater Horizon oil spill—the closest parallel NRD site to the Hudson—for more than $8 billion;

GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;

Whereas, the uncertainty and costs of these potential future liabilities present a risk to our investment;

Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

---

[1] The Hudson River Natural Resource Trustees are the Department of Environmental Conservation (NYSDEC), U.S. Fish and Wildlife Service (USFWS) and the National Park Service (NPS), and NOAA.

[2] These concerns were also expressed in public comments from the federal trustees: http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf

Miller/Howard
INVESTMENTS, INC

November 19, 2015

RECEIVED
NOV 20 2015
B. B. DENNISTON III

VIA FAX and FEDERAL EXPRESS

Brackett B. Denniston III
Senior VP, Secretary and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Resolution Regarding Risks of Liabilities from Hudson River Cleanup
Verification of Stock Ownership and Authorization to File Proposal

Dear Mr. Denniston:

Please find enclosed verification from Charles Schwab of stock ownership for Lowell Miller. The shareholder proposal was sent to you via fax and Federal Express under separate cover along with a filing letter dated November 10, 2015.

In addition, I enclose a letter signed by Lowell Miller authorizing Miller/Howard Investments, Inc. to file the shareholder resolution. This letter also states Mr. Miller's intention to hold these shares through the date of General Electric Corporation's annual meeting in 2016.

Sincerely,



Patricia Karr Seabrook
Coordinator of Shareholder Advocacy
Miller/Howard Investments, Inc.

Enclosures: 2

PO Box 549 / 10 Dixon Avenue / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9069


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 19, 2015

Patricia Karr Seabrook
Coordinator of Shareholder Advocacy
Miller/Howard Investments, Inc.
10 Dixon Avenue
Woodstock, NY 12498

Re: Lowell Miller
Account#MA OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 169 shares of General Electric common stock. These 169 shares have been held in this account continuously for at least one year prior to November 10, 2015.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co. Inc.

Sincerely,

Otto L. Rivera
Relationship Specialist
Schwab Advisor Services

Miller/Howard
INVESTMENTS, INC

November 19, 2015

Patricia Karr Seabrook
Coordinator of Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Seabrook:

This letter is to confirm that I hereby authorize Miller/Howard Investments, Inc. to file a shareholder resolution on my behalf at General Electric Corporation at the 2016 annual meeting of shareholders.

This letter is to confirm that as of November 10, 2015, I was a record investor holding shares of General Electric Common Stock. This letter also confirms that I have held these shares continuously in excess of $2,000 in market value for at least twelve months prior to November 10, 2015, and that I will continue to hold sufficient shares through the date of the annual shareholders' meeting in 2016.

I give Miller/Howard Investments, Inc. the authority to deal on my behalf with any and all aspects of the shareholder resolution, including but not limited to presentation at the annual meeting, and withdrawal of the resolution.

Sincerely,



Lowell Miller
CIO and Founder
Miller/Howard Investments, Inc.

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862


MERCY
INVESTMENT
SERVICES, INC

November 9, 2015

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the following resolution in which shareholders request GE to undertake an independent evaluation and report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them. It is filed for inclusion in the 2016 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Mercy Investment Services, like many other institutional investors, believe such liability risk disclosure is in the best interests of both company and shareowners.

Mercy Investment Services, Inc. is the beneficial owner of at least $2000 worth of shares of GE stock. Verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Mercy Investment Services, Inc. is co-sponsoring this resolution with the Caldwell Dominican Sisters, the lead filer and Mary Beth Gallagher, who is our authorized contact for withdrawal of the resolution as co-filers. Please send copies of any written materials to us.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
vheinonen@mercyinvestments.org

2039 North Geyer Road . St. Louis, Missouri 63131-3332 . 314.909.4609 . 314.909.4694 (fax)
www.mercyinvestmentservices.org

Risks of Liabilities from Hudson River Cleanup, 2016

General Electric

Whereas, from 1947-1977 General Electric (GE) released millions of pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River;

The federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes liability for the release of hazardous substances, including: (1) cost of remediation necessary to prevent threat to human health and the environment; and (2) restoration and compensation costs for damaged natural resources (NRD);

Whereas, in 2006, GE entered into a consent decree with the U.S. Environmental Protection Agency (EPA) to implement EPA's 2002 Record of Decision (ROD) for the remediation of Hudson River sediments to achieve the following objectives, within certain timeframes: (1) reduce cancer and non-cancer health hazards for people eating fish from the river; (2) reduce concentration of PCBs in fish; (3) reduce PCB concentration in river water; (4) reduce the inventory of PCBs in sediments; and (5) minimize the long-term downstream transport of PCBs;

Utilizing extensive post-ROD project data, new analysis by the National Oceanic and Atmospheric Administration (NOAA), a federal NRD Trustee,[1] finds greater than expected PCB concentrations and use of greatly overestimated rates of PCB decay in establishing the remedy, indicating that: (1) Hudson River fish will not meet the required targets; (2) post-remedial sediment surface concentrations in the Upper Hudson will be three-to-five times higher than anticipated;[2]

Questions regarding the legal sufficiency of the remedy in protecting human health and the environment may increase the risk of further post-remedial claims—including possible reopener of the remedy, public nuisance litigation related to navigability in the Champlain Canal, and citizen suits;

Whereas, NOAA and other state and federal trustees have conducted extensive assessment of GE's NRD liability for restoration of Hudson River ecological services and compensation for associated past and future public losses. Injuries to the public's natural resources extend for over 200 miles and will continue decades after the cleanup is complete. For comparison, BP settled NRD claims related to the Deepwater Horizon oil spill—the closest parallel NRD site to the Hudson—for more than $8 billion;

GE may be able to reduce its cumulative NRD and other liability and expenditure of resources by addressing these disparate risks through a single cooperative NRD settlement that provides for additional dredging;

Whereas, the uncertainty and costs of these potential future liabilities present a risk to our investment;

Resolved, shareholders request that GE at reasonable expense undertake an independent evaluation and prepare an independent report by October 2016, demonstrating the company has assessed all potential sources of liability related to PCB discharges in the Hudson River, including all possible liability from NRD claims for PCB discharges, and offering conclusions on the most responsible and cost-effective way to address them.

---

[1] The Hudson River Natural Resource Trustees are the Department of Environmental Conservation (NYSDEC), U.S. Fish and Wildlife Service (USFWS) and the National Park Service (NPS), and NOAA.

[2] These concerns were also expressed in public comments from the federal trustees: http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson%20River%20Fed%20Trustee%20Comments%2009282015_Final%20signed.pdf



BNY MELLON

November 9, 2015

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Mercy Investment Services Inc.

Dear Brackett B. Denniston III,

This letter will certify that as of November 9, 2015 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 29,481 shares of General Electric Company.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of General Electric Company and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0954.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

GIBSON DUNN

EXHIBIT B


U.S. DEPARTMENT OF THE INTERIOR
MARCH 3, 1849


NATIONAL OCEANIC AND ATMOSPHERIC ADMINISTRATION
NOAA
U.S. DEPARTMENT OF COMMERCE

By Electronic and Regular Mail

September 28, 2015

Gary Klawinski, Director
US Environmental Protection Agency
Region 2, Hudson River Field Office
187 Wolf Road, Suite 303
Albany, NY 12205

Subject: Comments on the Phase 2 Sediment Processing Facility Demobilization and Restoration Plan Hudson River PCBs Superfund Site, Revised September 2015

Summary: The Federal Hudson River Natural Resource Trustees recommend that EPA postpone action on the demobilization plan until a new Five-Year Review is conducted to ensure that the remedy is protective of human health and the environment. Recent analyses indicate that fish in the Lower Hudson River won't achieve EPA's protective goals until decades later than predicted in the 2002 ROD. This is because data collected after the 2002 ROD demonstrate that pre-remedial sediment concentrations in the Upper River were 2-3 times higher and decay rates were greatly overestimated relative to values generated by models used to support remedy selection. These result in 3-5 times higher estimates of post-remedy PCB sediment concentrations and Lower River fish that will remain unacceptably contaminated for decades longer. Upper river fish will also take much longer to achieve protective goals of the ROD.

On behalf of the Federal Natural Resource Trustees for the Hudson River, the National Oceanic and Atmospheric Administration (NOAA) and the U.S. Fish and Wildlife Service (USFWS) are submitting comments on GE's Phase 2 Sediment Processing Facility Demobilization and Restoration Plan (Plan).

Under federal Superfund law, the General Electric Company (GE) is responsible for both the remediation -- cleanup -- of the PCB contamination, and the restoration of the natural resources harmed by PCBs. The State and Federal Hudson River Natural Resource Trustees are conducting a natural resource damage assessment (NRDA) and will seek to recover damages to restore the natural resources of the Hudson River on behalf of the public.

The Federal Trustees believe that action on the Plan should be postponed to allow EPA time to conduct a thorough review of new information to ensure that the Hudson River remedy protects human health and the environment consistent with EPA's Comprehensive Five Year Review Guidance (USEPA 2001). Although the next five-year review is not scheduled until 2017, USEPA (2001) states, "Five-year reviews may be conducted earlier or more frequently than every five years, if needed, to ensure the protection of human health and the environment."

The Federal Trustees' comments on the Plan reflect our overarching concern about the protectiveness of the remedy, the extended time it will take our trust resources to recover, as well as the impacts demobilization might have on restoration opportunities under the Hudson River natural resource damage assessment (NRDA). Our comments will first address the protectiveness issue followed by implications for the NRDA.

Protectiveness of the Remedy

Over 8,000 sediment cores were collected between 2002 and 2005 and analyzed as part of a systematic sampling program to support remedial design following issuance of the 2002 Record of Decision (EPA 2002). Between 2009 and 2015, NOAA conducted various analyses of the remedial design and fish baseline and remedial monitoring data. Below is a summary of those findings and other relevant information used to inform our conclusions that: 1) attainment of the Remedial Action Objectives (RAOs) for fish[1] in the Lower Hudson River will take in many instances decades longer than predicted; and 2) additional sediment removal of PCB-contaminated sediment in the Upper Hudson River is needed to achieve the reductions in Hudson River fish[2] predicted by the 2002 ROD.

- Surface sediment Tri+ PCBs are 2-3 times higher in pre-remediation sediment than original EPA mechanistic model predictions.[3]

- The exponential decay rate of Tri+ PCBs in surface sediment is much lower (mean of 1.3%, upper 95% Confidence Interval 2.6%) than the decay rate derived from EPA and GE models (~8%)[4] used to select the current remedy (See Attachment 1, Table 1)
  - Baseline PCBs loads from the Upper Hudson River to the Lower Hudson River measured prior to 2009 were 2.5-3 times higher than predicted by EPA's mechanistic models and showed little evidence of decline.[5]

---

[1] The RAOs address the protection of human health and the environment. One of the five RAOs established in the 2002 ROD for the Hudson River is *"Reduce the cancer risks and non-cancer health hazards for people eating fish from the Hudson River by reducing the concentration of PCBs in fish."*, where three thresholds and consumption quantities were specified as follows: 0.05 mg/kg PCBs in fish fillet consumption of one half-pound meal per week, 0.2 mg/kg PCBs in fish fillet, one half-pound meal per month, and 0.4 mg/kg PCBs in fish fillet, one half-pound meal every 2 months.
[2] *"...the Remediation Goal of 0.05 mg/kg also is expected to be attained in the majority of the Lower Hudson River, due to the lower initial concentration of Site-related PCBs in the Lower Hudson compared to the Upper Hudson."* (USEPA 2002, page 103).
[3] Field et al 2009, Field et al. 2015a. Note pre-remediation surface sediment Tri+ PCBs exceeded the upper bound of the original EPA model predictions in all river subsections.
[4] Field et al. 2015a
[5] USEPA 2010 pg I-52

- PCB concentrations measured in white perch as part of the monitoring program support the lower decay rate.[6]

- Tri+ PCBs will be 3-5 times higher in post-remediation sediment than the original EPA mechanistic model predicted.[7]

- The estimated time to achieve predicted 0.4 mg/kg PCB[8] and 0.2 mg/kg PCB thresholds in largemouth bass in the lower Hudson (e.g., Albany/Troy RM 152) is delayed to 52 and 76 years, respectively, assuming the updated sediment surface and a 3% decay rate, compared to EPA's original mechanistic model recovery with the original decay rate and sediment concentrations.[9] There will be also be substantial delays in achieving thresholds for other Lower Hudson River fish species and locations (see Attachment 1, Tables 2 and 3).

- Significant reduction in time to reach the 0.4 ppm PCB threshold for Lower Hudson River fish can be achieved through additional sediment removal. Reductions of approximately 20 years to reach 0.2 ppm PCB threshold for Lower Hudson River fish can also be achieved through additional sediment removal, but recovery is more protracted than original model estimates (see Attachment 1, Tables 2 and 3). Significant delays in attainment of Upper River fish thresholds are expected given the elevated concentrations of PCBs remaining, particularly in River Sections 2 and 3.

EPA's basis for remedial protectiveness is their original model output (EPA 2002) and subsequent predictions (EPA 2012). Their 2010 effort incorporated post-ROD updated sediment surface data (EPA 2012), but neither EPA assessment incorporated the updated lower sediment decay rate over the modeling period (Field et al. 2015a).

In the 2002 ROD, EPA stated:

> "All of the three active remediation alternatives, REM- 3/10/Select, CAP-3/10/Select, and REM-0/0/3, would be protective of human health and the environment as they permanently remove large volumes of PCBs from the river, which will result in significant reductions in risk from consumption of fish from the Hudson. REM-0/0/3 would provide the greatest degree of protectiveness, because it removes the largest volume of PCB-contaminated sediment and addresses the largest area. However, the predicted difference in fish tissue concentrations between REM-0/0/3 and REM-3/10/Select, and correspondingly, the difference in risk, is small. Therefore, the lesser cost associated with REM-3/10/Select makes REM-3/10/Select more cost effective." [10]

Using an updated decay rate of 3% improves the ability to discriminate between remedial alternatives and demonstrates substantial benefits in recovery of Lower River fish from additional

---

[6] Field et al. 2015c
[7] Field et al. 2009, Field et al. 2015a
[8] PCBs in fish 98-100% Tri+ PCBs (EPA 2002)
[9] Application of the 1.3% mean decay rate in the model emulation instead of the 3% decay rate (upper 95% confidence interval) would further increase the time until fish attain the respective RAO thresholds.
[10] ROD pg 102

removal of PCB contaminated sediment in the Upper Hudson (Field et al. 2015a) (see Attachment 1, Tables 2 and 3).

In addition, fish processing protocols did not adhere to the New York State standard fillet method. For several years, GE used a "rib out" instead of "rib in" fillet method to prepare fish tissue samples for contaminant analysis (USEPA 2015). A comparison study for black bass (GE 2014, 2015) demonstrates that wet weight and, to a lesser degree, lipid-normalized PCB concentrations in those fish were under-reported. For example, wet-weight PCBs were 75% lower in rib-out than in rib-in bass analyzed. (Davis 2015). The change in protocol requires a thorough analysis and report out of conclusions from that study, including suggested wet weight and lipid normalized correction factors for black bass. Verification of when the standard fillet protocol was dropped and the alternative protocol was substituted is also needed. Comparison studies between rib-in and rib-out fillet method in brown bullhead, yellow perch, white perch and striped bass are also necessary to understand the impacts the change in the processing protocol had on wet weight and lipid normalized PCBs for these four species, which are analyzed as part of the baseline monitoring and remedial action monitoring program to determine remedy effectiveness.

This information is critical for updating Tables 3 and 4 (wet and lipid normalized fish PCBs) of the First Five Year Review (EPA 2012) and for EPA to reassess remedial protectiveness. On the basis of new information about the higher pre-remedial concentrations, decreased rate of natural recovery in Hudson River sediments, measured concentrations of PCBs in white perch supporting the lower decay rate, decades of delay in achieving RAO fish objectives, and the issues surrounding changes in fish filleting protocol, the Federal Trustees believe such a review is justified, and that until it is completed, any action on the Plan must be put on hold.

Implications of the Plan for the NRDA

Demobilization of the Facility also has potential implications for the Hudson River NRDA. GE's PCBs have caused injury to the Hudson River. Injuries to the public's natural resources extend for over 200 miles (from the Hudson Falls plant site to the Battery in New York City and beyond), have occurred for decades, and will continue for decades after the cleanup is completed. The Trustees seek to recover damages to restore the natural resources of the Hudson River injured by PCBs. Feasibility, cost and efficacy are among the considerations of the Trustees in evaluating and selecting restoration alternatives. Demobilizing the Facility could have a potential adverse impact on the Trustees' restoration options, particularly restoration dredging and navigational dredging, if the existing facility would no longer be in service for such work.

The Trustees seek a timely resolution with GE to restore natural resources harmed by GE's PCBs. Now is the time for GE to thoroughly address their PCB contamination of the Hudson River.

Companies across the nation have responsibly addressed the need to restore natural resources harmed by their contamination. Some companies clean up contamination and address restoration through the NRDA process simultaneously, saving money and time, reducing public losses and future harm to the environment. The Federal Trustees recognize that procedurally the demobilization of the Phase 2 sediment processing facility is defined by a consent decree between EPA and GE. However, GE and EPA could suspend the demobilization process and GE could begin, at this time, additional restoration and navigational dredging to accelerate the environmental and economic recovery of the Hudson River.

Sincerely,

BROSNAN.THOMAS.M.1365824327 Digitally signed by BROSNAN.THOMAS.M.1365824327
DN: c=US, o=U.S. Government, ou=DoD, ou=PKI, ou=OTHER, cn=BROSNAN.THOMAS.M.1365824327
Date: 2015.09.28 16:34:39 -04'00'

Thomas Brosnan
Hudson River Case Manager
National Oceanic and Atmospheric Administration



Kathryn Jahn
Hudson River Case Manager
Department of the Interior

Attachment 1

Table 1. Empirical Estimate of Natural Recovery Rate of Surface Sediment PCBs

	Average Tri+ PCB (mg/kg) in Surface Sediment		
Model Subsection	Cohesive Sediment 1991[1]	Remedial Design Sediment Data 2002-2005[2] (sample size)	Exponential Decay Rate (%)
1	20	16.9 (3414)	1.4
2	18	14.7 (1540)	1.7
3A	4.3	3.4 (2129)	2.0
3B	5.7	5.6 (685)	0.1
Mean			1.3
95% CI			-0.1 to 2.6

[1] O'Brien and Gere Engineers, Inc. 1993

[2] Includes cohesive and non-cohesive sediments in River Section 1 and cohesive only in River Sections 2 and 3. Data collected 2002-2005, considered to represent concentrations in 2003.

Table adapted from Field et al. 2015a

Table 2. Estimated number of years to reach human health risk based threshold of 0.4 ppm PCB by fish species at Albany/Troy (River Mile 152)

	Years to 0.4 ppm PCB Threshold		
Fish Species	EPA Original Model*	NOAA 2015 Emulation Model**	NOAA 2015 Emulation Model** REM3/3/3***
White Perch	0	44	11
Largemouth Bass	1	52	17
Brown Bullhead	0	21	5
Yellow Perch	0	16	2

* Selected remedy REM3/10/S with 8% decay rate, original pre-ROD sediment surface

** Selected remedy REM3/10/S with 3% decay rate, and sediment surface updated with 2002-2005 remedial design core data

*** REM3/3/3: Alternative remedial scenario evaluated with emulated model. Assumes River Section 1 cleanup triggers for surface sediment (10 ppm Tri+ PCBs) and mass (3 g/m^2 mass) applied to River Sections 2 and 3

Field, Kern and Rosman 2015b. unpublished analyses

Table 3. Estimated number of years to reach human health risk based threshold of 0.2 ppm PCB by fish species at Albany/Troy (River Mile 152)

	Years to 0.2 ppm PCB Threshold		
Fish Species	EPA Original Model*	NOAA 2015 Emulation Model**	NOAA 2015 Emulation Model** REM3/3/3***
White Perch	5	67	46
Largemouth Bass	8	76	54
Brown Bullhead	1	54	18
Yellow Perch	0	48	14

* Selected remedy REM3/10/S with 8% decay rate, original pre-ROD sediment surface

** Selected remedy REM3/10/S with 3% decay rate and sediment surface updated with 2002-2005 remedial design core data

*** REM3/3/3: Alternative remedial scenario evaluated with emulated model. Assumes River Section 1 cleanup triggers for surface sediment (10 ppm Tri+ PCBs) and mass (3 g/m^2 mass) applied to River Sections 2 and 3

Field, Kern and Rosman 2015b unpublished analyses

References

Davis, J 2015. Personal communication, NYS Department of Law, comments during Hudson River Community Advisory Group meeting, Schuylerville, NY, August 20, 2015, as reported by Moore, K 2015 In Official: GE incorrectly sampled PCB-laden fish for a decade. Glens Falls Post Star, August 20, 2015, http://poststar.com/news/local/epa-ge-incorrectly-sampled-pcb-laden-fish-for-a-decade/article_43a5712b-83d3-56ad-ae0d-f74887e51aff.html

Field, J, J Kern and L Rosman 2009. Evaluation of Natural Recovery Models for Sediment in the Upper Hudson River. Poster Presentation, Battelle Contaminated Sediment Conference, February 2-5 2009, Jacksonville, FL, https://casedocuments.darrp.noaa.gov/northeast/hudson/pdf/Battelle09_Field_NatRecovery_508.pdf

Field, J, J Kern and L Rosman 2015a. Re-Visiting Model Projections of Lower Hudson River Fish PCBs Using Model Emulation and Recent Data, Hudson River Foundation Seminar, May 19, 2015, New York City. https://casedocuments.darrp.noaa.gov/northeast/hudson/pdf/HRF2015_MAY19_LHR_Fish_DIST.pdf

Field, Kern and Rosman 2015b unpublished analyses

Field et al. 2015c. Revisiting Model Projections of Lower Hudson River Fish PCBs, Jay Field and John Kern presentation to the Contaminated Sediment Forum, August 20, 2015. https://casedocuments.darrp.noaa.gov/northeast/hudson/pdf/CSF2015_AUG20_LHR_Fish_final_dist.pdf

GE 2014. Letter from Adam Ayers (GE) to Gary Klawinski (USEPA), RE; Hudson River PCBs Superfund Site – Consent Decree (Civil Action No. 1:05-CV-1270) – Remedial Action Monitoring Program, Fish Fillet Special Study, April 23, 2014.

GE 2015. 2014 Data Summary Report, Hudson River PCBs Superfund Site, Prepared for the General Electric Company, Albany, New York, Prepared by Anchor QEA in conjunction with Environmental Standards, Inc., March 2015.

O'Brien and Gere Engineers, Inc. 1993. 1991 Data Summary Report, Hudson River Project Sediment Sampling and Analysis Program. Prepared for General Electric Company Corporate Environmental Programs. 1993. O'Brien and Gere Engineers, Inc., Syracuse, New York.

USEPA 2001. Comprehensive Five-Year Review Guidance, Office of Emergency and Remedial Response, EPA 540-R-01-007, OSWER No. 9355.7-03B-P, June 2001, http://www.epa.gov/oerrpage/superfund/accomp/5year/guidance.pdf

USEPA 2002. Hudson River PCBs Site New York Record of Decision, December 2002, http://www.epa.gov/hudson/RecordofDecision-text.pdf

USEPA 2010. Hudson River PCBs Site EPA Phase 1 Evaluation Report , Prepared for: US Environmental Protection Agency, Region 2 and US Army Corps of Engineers, Kansas City

District, Prepared by: The Louis Berger Group, Inc., March 2010, http://www.epa.gov/hudson/pdf/2010-03-15_Phase_1_Evaluation_Report_Text.pdf

USEPA 2012. First Five-Year Review Report for Hudson River PCBs Superfund Site, US. EPA Region 2, New York, NY, June 1, 2012, http://www.epa.gov/hudson/pdf/Hudson-River-FYR-6-2012.pdf

USEPA 2015. Letter from Judith Enck (Regional 2 Regional Administrator) to Ned Sullivan (President, Scenic Hudson), September 10, 2015

Statement on Hudson River Demobilization Plan
U.S. Fish & Wildlife Service and NOAA
Federal Hudson River Natural Resource Trustees



November 12, 2015

The Hudson River valley is a unique and nationally significant ecological, cultural and economic resource. Under Federal Superfund law, GE is responsible for both the remediation – cleanup – of the PCB contamination, and the restoration of injured natural resources through the Natural Resource Damage Assessment and Restoration process. Now is the time for GE to thoroughly address their PCB contamination of the Hudson River.

Although the dredging has removed some of the contamination, it has not addressed nor compensated the public for injuries to natural resources. Trustees have determined that GE's PCBs have injured groundwater, fish, waterfowl, surface water, and navigational services of the Hudson River for decades, and these injuries will continue well into the future. On behalf of the American people, including all New Yorkers, the Trustees will continue to vigorously pursue measures to ensure GE meets its obligations and to recover damages to restore the natural resources of the Hudson River.